UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 17, 2010

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On November 17, 2010, Dollar Tree, Inc. issued a press release announcing the completion of the Dollar Giant stores acquisition. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

99.1 Press Release dated November 17, 2010 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: November 17, 2010

By: /s/ Kevin S. Wampler
Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated November 17, 2010 issued by Dollar Tree, Inc.

Exhibit 99.1

DOLLAR TREE COMPLETES ACQUISITION OF CANADIAN DOLLAR GIANT STORES

CHESAPEAKE, Va. – November 17, 2010 -- Dollar Tree, Inc. (NASDAQ: DLTR) today announced that it has completed its purchase of the assets of the Dollar Giant Store (B.C.) Ltd. Under the terms of the agreement, Dollar Tree acquired 86 Dollar Giant stores including substantially all assets, inventory, leasehold rights and intellectual property for approximately $52 million (USD) in cash, plus the assumption of certain liabilities. This is Dollar Tree's first expansion of its retail operations outside of the United States.

Based in Vancouver, British Columbia, Dollar Giant stores offer a wide assortment of quality general merchandise, contemporary seasonal goods and everyday consumables, all priced at $1.25 (CAD) or less. The stores average 9,000 gross square feet and operate in British Columbia, Ontario, Alberta and Saskatchewan.

"I am pleased to announce the completion of our acquisition of Dollar Giant," said Bob Sasser, President and CEO. "We now have an outstanding platform for significant expansion in Canada, with an experienced team of management and associates. It is an exciting opportunity to offer more value to more customers."

Dollar Tree has a long record of consistent growth and excellent returns to shareholders. The acquisition of Dollar Giant is part of the Company's strategy to invest for continued profitable growth by expanding its store base, improving store productivity and developing new retail formats.

Dollar Tree, Inc. is the nation's leading operator of discount variety stores selling everything for $1 or less. Dollar Tree, a Fortune 500 Company, operated 4,009 stores in 48 U.S. states as of October 30, 2010.

CONTACT:
Dollar Tree, Inc., Chesapeake
Timothy J. Reid
757-321-5284
www.DollarTree.com

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